Exhibit 99.1

BAOSHENG MEDIA Group HOLDINGS LIMITED

East Floor 5, Building No. 8, Xishanhui

Shijingshan District, Beijing 100041

People’s Republic of China

Notice of 2023 Annual General Meeting of Shareholders

To Be Held on March 7, 2023 at 9:00 a.m., Beijing Time (March 6, 2023 at 8:00 p.m. EDT)

To the shareholders:

Baosheng Media Group Holdings Limited (the “Company,” or “we”) will hold the 2023 annual general meeting of the holders of the Company’s ordinary shares (the “Annual Meeting”) on March 7, 2023 at 9:00 a.m., Beijing Time (March 6, 2023 at 8:00 p.m. EDT) at East Floor 5, Building No. 8, Xishanhui, Shijingshan District, Beijing 100041, People’s Republic of China in a hybrid format. Remote participants will be able to attend the Annual Meeting at www.virtualshareholdermeeting.com/BAOS2023. The Annual Meeting will be convened for the following purposes:

1.	as an ordinary resolution, to approve an increase of authorised share capital of the Company from US$50,000 divided into 31,250,000 ordinary shares of a par value US$0.0016 each to US$60,000 divided into 37,500,000 ordinary shares of a par value US$0.0016 each (the “Increase of Share Capital” and the proposal the “Share Capital Proposal”);

2.	as an ordinary resolution, to approve a share consolidation of six (6) ordinary shares with a par value of US$0.0016 each in the Company’s issued and unissued share capital into one (1) ordinary share with a par value of US$0.0096, effective on such date as the Board of Directors of the Company shall determine (the “Share Consolidation” and the proposal the “Share Consolidation Proposal”); and

3.	to transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

The foregoing items of business are more completely described in the proxy statement accompanying this notice. The Board of Directors unanimously recommends that the shareholders vote “FOR” the Share Capital Proposal and “FOR” the Share Consolidation Proposal.

The Board of Directors has established the close of business on February 13, 2023 as the “record date” that will determine the shareholders who are entitled to receive notice of, and to vote at, the Annual Meeting or at any adjournment or postponement of the Annual Meeting. The notice of the Annual Meeting, this proxy statement and the proxy card, will be first sent or made available to shareholders on or about February 23, 2023. Shareholders may obtain a copy of the proxy materials, including the Company’s annual report on Form 20-F for the year ended December 31, 2021, from the Company’s website at http://ir.bsacme.com.

Management is soliciting proxies. Shareholders who are entitled to attend and vote at the Annual Meeting or any adjournment thereof are entitled to appoint one or more proxies to attend and vote on that shareholder’s behalf. Shareholders who wish to appoint a proxy are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and (i) vote it by Internet, which we encourage if you have Internet access, at the address shown on your proxy card, (ii) vote it by mail or deposit to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, or (iii) vote it by phone at 1-800-690-6903.

For the proxy to be valid, the duly completed and signed form of proxy must be received not less than forty-eight (48) hours before the time appointed for holding the Annual Meeting or any adjournment of the Annual Meeting. A shareholder may appoint as his, her or its proxy a person other than those named in the enclosed form of proxy. A proxyholder need not be a shareholder of the Company.

By order of the Board of Directors,

/s/ Shasha Mi
Shasha Mi
Chief Executive Officer

BAOSHENG MEDIA Group HOLDINGS LIMITED

East Floor 5, Building No. 8, Xishanhui

Shijingshan District, Beijing 100041

People’s Republic of China

2023 Annual General Meeting of Shareholders

To Be Held on March 7, 2023 at 9:00 a.m., Beijing Time (March 6, 2023 at 8:00 p.m. EDT)

PROXY STATEMENT

Baosheng Media Group Holdings Limited (the “Company,” or “we”) is soliciting proxies for the 2023 annual general meeting of the holders of the Company’s ordinary shares (the “Annual Meeting”) to be held on March 7, 2023 at 9:00 a.m., Beijing Time (March 6, 2023 at 8:00 p.m. EDT) at East Floor 5, Building No. 8, Xishanhui, Shijingshan District, Beijing 100041, People’s Republic of China in a hybrid format. Remote participants will be able to attend the Annual Meeting at www.virtualshareholdermeeting.com/BAOS2023.

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Annual Meeting. Beneficial shareholders who hold the Company’s ordinary shares through a broker, investment dealer, bank, trust corporation, custodian, nominee or other intermediary who have not duly appointed themselves as proxyholder will be able to attend as guest, but will not be able to participate in or vote at the Annual Meeting.

Only holders of the ordinary shares of the Company of record at the close of business on February 13, 2023 (the “Record Date”) are entitled to attend and vote at the Annual Meeting or at any adjournment thereof. The shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative representing not less than one-third of the total issued voting shares in the Company throughout the Annual Meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Annual Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s ordinary shares shall be entitled to one vote in respect of each ordinary share held by such holder on the Record Date.

PROPOSALS TO BE VOTED ON

The Annual Meeting will be convened for the following purposes:

1.	as an ordinary resolution, to approve an increase of authorised share capital of the Company from US$50,000 divided into 31,250,000 ordinary shares of a par value US$0.0016 each to US$60,000 divided into 37,500,000 ordinary shares of a par value US$0.0016 each (the “Increase of Share Capital” and the proposal the “Share Capital Proposal”);

2.	As an ordinary resolution, to approve a share consolidation of six (6) ordinary shares with a par value of US$0.0016 each in the Company’s issued and unissued share capital into one (1) ordinary share with a par value of US$0.0096, effective on such date as the Board of Directors of the Company shall determine (the “Share Consolidation” and the proposal the “Share Consolidation Proposal”); and

3.	to transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

The Board of Directors unanimously recommends that the shareholders vote “FOR” the Share Capital Proposal and “FOR” the Share Consolidation Proposal.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Annual Meeting may do so at the Annual Meeting. Shareholders who are unable to attend the Annual Meeting or any adjournment thereof and who wish to ensure that their ordinary shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and this proxy statement and (i) vote it by Internet, which we encourage if you have Internet access, at the address shown on your proxy card, (ii) vote it by mail or deposit to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, or (iii) vote it by phone at 1-800-690-6903.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to the Marketplace Rules of Nasdaq Stock Market (“Nasdaq”) which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The annual report on Form 20-F for the year ended December 31, 2021 (the “2021 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of the Company’s 2021 Annual Report to shareholders by visiting the “SEC Filings” heading under the “Financials & Filings” section of the Company’s website at http://ir.bsacme.com. If you want to receive a paper or email copy of the Company’s 2021 Annual Report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations counsel of the Company, at info@ascent-ir.com.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

The following questions and answers are intended to address briefly some commonly asked questions regarding the Annual Meeting. These questions and answers may not address all of the questions that may be important to you as a shareholder. To better understand these matters, you should carefully read this entire proxy statement.

Q: Why am I receiving this proxy statement?

A: The Company is holding its Annual Meeting to approve the Increase of Share Capital and the Share Consolidation and to transact any business that may properly come before the Annual Meeting.

We have included in this proxy statement important information about the Annual Meeting. You should read this information carefully and in its entirety. The enclosed voting materials allow you to vote your shares without attending the Annual Meeting. Your vote is very important and we encourage you to submit your proxy as soon as possible.

Q: What proposals are the shareholders being asked to consider?

A: The shareholders are being asked to:

1.	as an ordinary resolution, to approve an increase of authorised share capital of the Company from US$50,000 divided into 31,250,000 ordinary shares of a par value US$0.0016 each to US$60,000 divided into 37,500,000 ordinary shares of a par value US$0.0016 each;

2.	as an ordinary resolution, to approve a share consolidation of six (6) ordinary shares with a par value of US$0.0016 each in the Company’s issued and unissued share capital into one (1) ordinary share with a par value of US$0.0096, effective on such date as the Board of Directors of the Company shall determine; and

3.	transact any other business as may properly come before the meeting.

Q: What are the recommendations of the Board of Directors?

A: THE BOARD OF DIRECTORS HAS DETERMINED THAT THE APPROVAL TO EFFECT THE INCREASE OF SHARE CAPITAL AND THE SHARE CONSOLIDATION IS ADVISABLE AND IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AND HAS UNANIMOUSLY APPROVED THE PROPOSALS DESCRIBED HEREIN. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THE SHARE CAPITAL PROPOSAL AND “FOR” THE SHARE CONSOLIDATION PROPOSAL.

Approval of both the Share Capital Proposal and the Share Consolidation Proposal is a condition to the implementation of the Increase of Share Capital and the Share Consolidation.

Q: When and where will the Annual Meeting be held?

A: The Annual Meeting will be held on March 7, 2023 at 9:00 a.m., Beijing Time (March 6, 2023 at 8:00 p.m. EDT) at East Floor 5, Building No. 8, Xishanhui, Shijingshan District, Beijing 100041, People’s Republic of China in a hybrid format. Remote participants will be able to attend the Annual Meeting at www.virtualshareholdermeeting.com/BAOS2023.

Q: Who is entitled to vote at the Annual Meeting?

A: The record date for the Annual Meeting is February 13, 2023. Only holders of ordinary shares of the Company as of the close of business on the record date are entitled to notice of, and to vote at, the Annual Meeting or any adjournment or postponement thereof. As of the record date, there were 9,146,812 ordinary shares outstanding. Each ordinary share that you own entitles you to one vote.

Q: What constitutes a quorum for the Annual Meeting?

A: At the Annual Meeting, one or more shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third (1/3) of all voting power of the Company’s share capital in issue throughout the meeting shall form a quorum.

Q: How many votes are required to approve the proposals?

A: The approval of the Increase of Share Capital and the Share Consolidation respectively requires the affirmative vote by a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representative, at the Annual Meeting. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Q: How do the shareholders vote?

A: The shareholders have three voting options. You may vote using one of the following methods:

(1)	By Internet, which we encourage if you have Internet access, at the address shown on your proxy card;
(2)	By mail or deposit to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717; or
(3)	By phone at 1-800-690-6903.

Q: How can I attend the meeting?

A: The meeting is open to all holders of the Company’s ordinary shares as of the record date. You may attend the meeting via live audio webcast at www.virtualshareholdermeeting.com/BAOS2023.

Q: May shareholders ask questions at the meeting?

A: Yes. Representatives of the Company will answer questions of general interest at the end of the meeting.

Q: If my shares are held in “street name” by a broker or other nominee, will my broker or nominee vote my shares for me?

A: Your broker or other nominee will have authority to vote on routine matters. The proposals presented at the Annual Meeting are considered routine matters. Your broker or other nominee may vote your shares held by it in “street name” with respect to these matters on your behalf. However, if you provide instructions to your broker or nominee on how to vote, they will vote your shares according to your instructions. You should follow the directions your broker or other nominee provides.

Q: May I change my vote after I have delivered my proxy or voting instruction card?

A: Yes. You may change your vote at any time before your proxy is voted at the Annual Meeting. You may do this in one of three ways:

1.	by sending a completed proxy card bearing a later date than your original proxy card and mailing it so that it is received prior to the Annual Meeting;
2.	by logging on to the Internet website specified on your proxy card in the same manner you would submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so and following the instructions on the proxy card; or
3.	by attending the Annual Meeting remotely at www.virtualshareholdermeeting.com/BAOS2023, and casting your votes.

Your attendance alone will not revoke any proxy.

If your shares are held in an account at a broker or other nominee, you should contact your broker or other nominee to change your vote.

Q: Do I have appraisal rights?

A: The shareholders do not have appraisal rights with respect to the matters to be voted upon at the Annual Meeting.

Q: Whom should I call if I have questions about the proxy materials or voting procedures?

A: If you have questions about the proposals, or if you need assistance in submitting your proxy or voting your shares or need additional copies of this proxy statement or the enclosed proxy card, you should contact BAOSHENG MEDIA GROUP HOLDINGS LIMITED, East Floor 5, Building No. 8, Xishanhui, Shijingshan District, Beijing 100041, People’s Republic of China, or call +(86)-13488886502. If your shares are held in a stock brokerage account or by a bank or other nominee, you should contact your broker, bank or other nominee for additional information.

Q: What do I need to do now?

A: After carefully reading and considering the information contained in this proxy statement, including the annexes, please vote your shares as soon as possible so that your shares will be represented at the Annual Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

Q: Who is paying for the expenses involved in preparing and mailing this proxy statement?

A: All of the expenses involved in preparing, assembling and mailing these proxy materials and all costs of soliciting proxies will be paid for by the Company. In addition to the solicitation by mail, proxies may be solicited by our officers and other employees by telephone or in person. Such persons will receive no compensation for their services other than their regular salaries. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the shares held of record by such persons, and we may reimburse such persons for reasonable out of pocket expenses incurred by them in so doing.

Q: What interest do officers and directors have in matters to be acted upon?

A: Members of the Board of Directors and executive officers of the Company do not have any interest in any proposal that is not shared by all other shareholders of the Company.

PROPOSAL 1:

TO APPROVE AN INCREASE OF AUTHORISED SHARE CAPITAL OF THE COMPANY

(ITEM 1 ON THE PROXY CARD)

To consider the proposal to approve an increase of authorised share capital of the Company from US$50,000 divided into 31,250,000 ordinary shares of a par value US$0.0016 each to US$60,000 divided into 37,500,000 ordinary shares of a par value US$0.0016 each.

Vote Required to Approve Proposal No. 1

Proposal No. 1 will be approved only if it receives the affirmative vote of at least a simple majority of the votes cast at the Annual Meeting, assuming a quorum is attained.

Condition of Implementing the Increase of Share Capital

Approval of the Share Capital Proposal is a condition to the implementation of the Increase of Share Capital.

Resolutions

The Board of Directors proposes to solicit shareholder approval for the proposal to approve an increase of authorised share capital of the Company from US$50,000 divided into 31,250,000 ordinary shares of a par value US$0.0016 each to US$60,000 divided into 37,500,000 ordinary shares of a par value US$0.0016 each. The resolution to be put to the shareholders to consider and to vote upon at the Annual Meeting in relation to this proposal is:

“IT IS HEREBY RESOLVED, as an ordinary resolution that the Company’s authorised share capital, being US$50,000 divided into 31,250,000 ordinary shares of a par value US$0.0016 each, be amended and re-designated to US$60,000 divided into 37,500,000 ordinary shares of par value $0.0016 per share.”

THE BOARD OF DIRECTORS RECOMMEND

A VOTE FOR

THE SHARE CAPITAL PROPOSAL

PROPOSAL 2:

TO APPROVE THE SHARE CONSOLIDATION OF THE COMPANY’S ORDINARY SHARES

(ITEM 2 ON THE PROXY CARD)

General

The Board of Directors believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to effect a share consolidation of six (6) ordinary shares with a par value of US$0.0016 each in the Company’s issued and unissued share capital into one (1) ordinary share with a par value of US$0.0096 (the “Share Consolidation”), effective on such date as the Board of Directors of the Company shall determine (the “Effective Date”).

The Share Consolidation must be passed by ordinary resolution which requires the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representative, at the Annual Meeting. If our shareholders approve this proposal, our Board of Directors and/or the registered office provider of the Company will have the authority to implement the Share Consolidation by filing the relevant Share Consolidation resolutions with the Registrar of Companies in the Cayman Islands at any time after the approval of the Share Consolidation, such that every six (6) ordinary shares with a par value of US$0.0016 each in the Company’s issued and unissued share capital shall be consolidated into one (1) ordinary share with a par value of US$0.0096.

The Share Consolidation will be implemented simultaneously for all ordinary shares. The Share Consolidation will affect all shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder, with the exception of adjustments related to the treatment of fractional shares (see below).

Purpose of the Share Consolidation

The Company’s ordinary shares are currently listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “BAOS.” Among other requirements, the listing maintenance standards established by Nasdaq require the ordinary shares to have a minimum closing bid price of at least $1.00 per share. Pursuant to the Nasdaq Marketplace Rule 5550(a)(2) (the “Minimum Bid Price Rule”), if the closing bid price of the ordinary shares is not equal to or greater than $1.00 for 30 consecutive business days, Nasdaq will send a deficiency notice to the Company. Thereafter, if the ordinary shares do not close at a minimum bid price of $1.00 or more for 10 consecutive business days within 180 calendar days of the deficiency notice, Nasdaq may determine to delist the ordinary shares.

On December 19, 2022, the Company received a written notification from the Nasdaq Stock Market LLC notifying the Company that it was not in compliance with the Minimum Bid Price Rule, and the Company was provided 180 calendar days, or until June 19, 2023, to regain compliance.

To regain compliance with the Minimum Bid Price Rule by June 19, 2023, the Board of Directors determined that it was in the best interest of the Company to solicit the approval of the shareholders to effect a share consolidation of the Company’s ordinary shares. The Board of Directors believes that without receiving the shareholders’ approval and without the closing price of the ordinary shares otherwise meeting the $1.00 minimum closing bid price requirement, the Company’s ordinary shares will be delisted from Nasdaq.

In the event the ordinary shares were no longer eligible for continued listing on Nasdaq, the Company could be forced to seek to be traded on the OTC Bulletin Board or in the “pink sheets.” These alternative markets are generally considered to be less efficient than, and not as broad as, Nasdaq, and therefore less desirable. Accordingly, the Board of Directors believes delisting of the ordinary shares would likely have a negative impact on the liquidity and market price of the ordinary shares and may increase the spread between the “bid” and “ask” prices quoted by market makers.

The Board of Directors has considered the potential harm to the Company of a delisting from Nasdaq and believes that delisting could, among other things, adversely affect (i) the trading price of the ordinary shares, and (ii) the liquidity and marketability of the ordinary shares. This could reduce the ability of holders of the ordinary shares to purchase or sell ordinary shares as quickly and as inexpensively as they have done historically.

Delisting could also adversely affect the Company’s relationships with customers who may perceive the Company’s business less favorably, which would have a detrimental effect on the Company’s relationships with these entities.

Furthermore, if the ordinary shares were no longer listed on Nasdaq, it may reduce the Company’s access to capital and cause the Company to have less flexibility in responding to its capital requirements. Certain institutional investors may also be less interested or prohibited from investing in the ordinary shares, which may cause the market price of the ordinary shares to decline.

Registration and Trading of our Ordinary Shares

The Share Consolidation will not affect the registration of our ordinary shares or our obligation to publicly file financial and other information with the U.S. Securities and Exchange Commission (the “SEC”). When the Share Consolidation is implemented, our ordinary shares will begin trading on a post-consolidation basis on the Effective Date that we announce by press release. In connection with the Share Consolidation, the CUSIP number of our ordinary shares (which is an identifier used by participants in the securities industry to identify our ordinary shares) will change.

Fractional Shares

No fractional ordinary shares will be issued to any shareholders in connection with the Share Consolidation. Each shareholder will be entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the Share Consolidation.

Authorized Shares

At the time the Share Consolidation is effective, our authorized ordinary shares will be consolidated at the same ratio. The authorized ordinary shares of the Company shall be decreased from 31,250,000 to such number being 31,250,000 divided by the share consolidation ratio as determined by the Board of Directors, as per resolution 1. (A) below.

Street Name Holders of Ordinary Shares

The Company intends for the Share Consolidation to treat shareholders holding ordinary shares in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names. Nominees will be instructed to effect the Share Consolidation for their beneficial holders. However, nominees may have different procedures. Accordingly, shareholders holding ordinary shares in street name should contact their nominees.

Stock Certificates

Mandatory surrender of certificates is not required by our shareholders. The Company’s transfer agent will adjust the record books of the Company to reflect the Share Consolidation as of the Effective Date. New certificates will not be mailed to shareholders.

Condition of Implementing the Share Consolidation

Approval of the Share Capital Proposal is a condition to the implementation of the Share Consolidation.

Resolutions

The Board of Directors proposes to solicit shareholder approval to effect a share consolidation of six (6) ordinary shares with a par value of US$0.0016 each in the Company’s issued and unissued share capital into one (1) ordinary share with a par value of US$0.0096, effective on such date as the Board of Directors of the Company shall determine, in the form of shareholder resolutions. The resolutions be put to the shareholders to consider and to vote upon at the Annual Meeting in relation to amending the authorized share capital of the Company are:

1.

“IT IS HEREBY RESOLVED, as an ordinary resolution, that:

conditional upon the approval of the Board of Directors in its sole discretion, with effect as of the date the Board of Directors of the Company may determine:

	(A)	the 31,250,000 issued and unissued ordinary shares of par value of US$0.0016 each in the capital of the Company (collectively, the “Shares”) be consolidated by consolidating each six (6) shares of the Company into one (1) share of the Company, with such consolidated shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing shares of par value US$0.0016 each in the capital of the Company as set out in the Company’s articles of association (the “Share Consolidation”); and

	(B)	no fractional shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon the Share Consolidation, the number of shares to be received by such shareholder be rounded up to the next highest whole number of shares; and

2.	any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, including the effective date of the Share Consolidation, if and when deemed advisable by the Board of Directors in its sole discretion.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE TO APPROVE A SHARE CONSOLIDATION OF THE COMPANY’S ORDINARY SHARES. UNLESS REVOKED AS PROVIDED
ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH
APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

GENERAL

Compensation Committee Interlocks and Insider Participation

None of the members of the board of directors who served on the Compensation Committee during the fiscal year ended December 31, 2022 were officers or employees of the Company or any of its subsidiaries or had any relationship with the Company requiring disclosure under SEC regulations.

Availability of Form 20-F to Shareholders

Rules promulgated by the SEC require us to provide an Annual Report to shareholders who receive this Proxy Statement. We will also provide copies of the Annual Report to brokers, dealers, banks, voting trustees and their nominees for the benefit of their beneficial owners of record. Additional copies of the Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (without exhibits or documents incorporated by reference), are available without charge to shareholders upon written request to BAOSHENG MEDIA GROUP HOLDINGS LIMITED, East Floor 5, Building No. 8, Xishanhui, Shijingshan District, Beijing 100041, People’s Republic of China, or via the Internet at ir.bsacme.com.

Shareholder Proposals

To be considered for inclusion in the Proxy Statement or considered at the Annual Meeting but not included in the Proxy Statement, shareholder proposals must be submitted in writing to: BAOSHENG MEDIA GROUP HOLDINGS LIMITED, East Floor 5, Building No. 8, Xishanhui, Shijingshan District, Beijing 100041, People’s Republic of China. We are not obligated to include shareholder proposals in our annual proxy statements as a foreign private issuer, but we will consider proposals submitted in writing in this way.

Shareholders Sharing an Address

We may send a single set of shareholder documents to any household at which two or more shareholders reside. This process is called “householding.” This reduces the volume of duplicate information received at your household and helps us to reduce costs. Your materials may be householded based on your prior express or implied consent. If your materials have been householded and you wish to receive separate copies of these documents, or if you are receiving duplicate copies of these documents and wish to have the information householded, you may write or call the following address or phone number: BAOSHENG MEDIA GROUP HOLDINGS LIMITED, East Floor 5, Building No. 8, Xishanhui, Shijingshan District, Beijing 100041, People’s Republic of China; +(86)-13488886502.

Other Matters to Come Before the Meeting

The Board of Directors is not aware of any other business to be acted upon at the Annual Meeting.

Documents Incorporated by Reference

The SEC allows us to “incorporate by reference” information into this Proxy Statement.  This means that the Company can disclose important information to you by referring you to another document filed separately with the SEC.  The information incorporated by reference is considered to be a part of this Proxy Statement, except for any information that is superseded by information that is included directly in this Proxy Statement or in any other subsequently filed document that also is incorporated by reference herein.